Simpson Thacher & Bartlett LLP
2475 HANOVER STREET PALO ALTO, CA 94304
TELEPHONE: +1-650-251-5000 FACSIMILE: +1-650-251-5002
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VIA EDGAR May 24, 2023

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: MultiPlan Corporation
Registration Statement on Form S-3
Initially Filed May 16, 2023
File No. 333-271974

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, MultiPlan Corporation, that effectiveness of the above-referenced Registration Statement be accelerated to 4:15 p.m., Eastern Time, on May 26, 2023, or as soon as possible thereafter.

Call me at (650) 251-5110 with any questions.

Very truly yours,

/s/ William B. Brentani

William B. Brentani
BEIJING BRUSSELS HONG KONG HOUSTON LONDON LOS ANGELES PALO ALTO SAO PAULO TOKYO WASHINGTON, D.C.